China SHESAYS Medical Cosmetology Inc.

August 15, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	China SHESAYS Cosmetology Inc.
Amendment No.2 to Registration Statement on Form S-1, filed May 13, 2011
File No. 333-171574

Dear Mr. Riedler:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 27, 2011 (the “Comment Letter”), addressed to Yixiang Zhang, the Chief Executive Officer of China SHESAYS Cosmetology Inc. (“we”, “our” or the “Company”). The Staff issued the Comment Letter in connection with our filing on May 13, 2011 of Amendment No.2 to Registration Statement on Form S-1 pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

References in this response letter to the “Registration Statement” are to our Pre-Effective Amendment No. 3 to the Form S-1 (File No. 333-171574), which we filed with the Commission separately via EDGAR today. In order to facilitate your review, each of the Staff’s comments, reproduced below, is followed by our response to such comment. Page number references contained in the responses below are to the amended Registration Statement. For the convenience of the Staff, we are enclosing in the Federal Express package two clean and marked copies of the Registration Statement. The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to Amendment No.2 to Registration Statement.

General

1.	Please update your financial statements. We refer you to Rule 3-12 of Regulation S-X.

RESPONSE: Please be advised that we have updated our financial statements in the Amendment No. 3 to Registration Statement on Form S-1.

Risk Factors

“Our liquidity may be negatively affected by the waiver of payment of management and service fee for the term of three years,” page 12

2.	Please file a copy of your Supplementary Agreement to the Exclusive Service Agreement dated March 22, 2011 between BOAN and SHESAYS as an exhibit to this registration statement.

RESPONSE: Please be advised that a copy of the Supplementary Agreement to the Exclusive Service Agreement dated March 22, 2011 between BOAN and SHESAYS has been filed as Exhibit 10.17 to this registration statement.

3.	We note your response to prior comment 21. Please expand your disclosure here, in your Business section and in your Liquidity and Capital Resources section of your MD&A, to:

  disclose that BOAN and you have never received any service fees from your operating company;

  disclose when, if ever, you expect SHESAYS to pay service fees; and

  whether you or BOAN have any amounts due prior to April 27, 2013 and, if so, how you intend to pay such amounts.

RESPONSE: Please be advised that we have expanded our disclosure in Business section and in the Liquidity and Capital Resources section of MD&A on page 12 and 42 as the following:

Our liquidity may be negatively affected by the waiver of payment of management and service fee for the term of three years.

Pursuant to the contractual arrangements between our subsidiary, BOAN with SHESAYS and its stockholders, BOAN provides management and consulting services to SHESAYS and its subsidiaries in exchange for service fees. The service fees shall be equal to 100% of the residual return of SHESAYS and its subsidiaries which can be waived by BOAN from time to time at its sole discretion. Pursuant to the Supplementary Agreement to the Exclusive Service Agreement on March 22, 2011, BOAN and SHESAYS reached an agreement that, in order to support the strategic expansion plan of SHESAYS in China, BOAN agreed to waive the service fees to be paid by SHESAYS for three years commencing from April 27, 2010 so that SHESAYS can execute its business expansion plan, launch the flagship hospital in Chengdu and establish the cosmetology hospitals in various locations in China. As we do not have any other assets and any revenues from other sources other than our interest in the agreements, our liquidity could be negatively affected by the waiver of payment of management and service fee. BOAN and our company have never received any service fee from SHESAYS, the operating company and we expect to receive service fees commencing on April 28, 2013. Boan and we do not expect to declare any dividend before April 27, 2013, nor is any other amount expected to be due prior to April 27, 2013. However, if there is any amount occurred and need to be paid during the period, we can borrow from SHESAYS to settle such amount.

Liquidity

Pursuant to our BOAN’s contractual arrangements with SHESAYS, BOAN provides management and consulting services to SHESAYS and its subsidiaries in exchange for service fees, which shall be equal to 100% of the residual return of SHESAYS and its subsidiaries and can be waived by BOAN from time to time at its sole discretion.

BOAN and SHESAYS reached an agreement that, in order to support the strategic expansion plan of SHESAYS in China, BOAN waived the service fees to be paid by SHESAYS for three years commencing from April 27, 2010 so that SHESAYS can execute its business expansion plan, launch the flagship hospital in Chengdu and establish the cosmetology hospitals in various locations in China. Therefore, no service fees have been paid to BOAN by SHESAYS up to date. Based on our expansion plan and past experience with respect to the new clinics launched in 2010, we believe that we need to retain our existing cash reserves and cash flow from operations in SHESAYS to support annual growth in the number of customers and number of new outpatient clinics and our planed new flagship hospital openings in fiscal 2011. BOAN and our company have never received any service fee from SHESAYS, the operating company and we expect to receive service fees commencing on April 28, 2013. Boan and we do not expect to declare any dividend before April 27, 2013, nor is any other amount expected to be due prior to April 27, 2013. However, if there is any amount occurred and need to be paid during the period, we can borrow from SHESAYS to settle such amount.

Intellectual Property, page 28

4.

We note your response to our prior comment 23. Please further amend your registration statement to indicate that your Chief Executive Officer is receiving neither cash nor non-cash consideration in return for allowing SHESAYS to use the trademark in question.

RESPONSE: Please be advised that we have amended our disclosure on page 31 as the following:

Mr. Yixiang Zhang, our CEO, owned a trademark registered at the State Administration for Industry and Commerce of China, namely, “西婵” (translated as “SHESAYS” in English). Mr. Zhang has entered into an agreement with SHESAYS to allow SHESAYS to use the trademark for ten years from December 8, 2006 to December 7, 2016. The agreement could be renewed for extension upon expiration. According to the agreement, there is no cash or non-cash consideration that CEO received or to be received in return for allowing SHESAYS to use the trademark. The CEO authorized SHESAYS to use the trademark without charge. “SHESAYS” will appear as our core brand and its registration will expire in 2017.

Competition, page 29

5.

We note your response to our prior comment 26. Please provide us with your basis for each statement setting forth each of your perceived competitive advantages. Alternatively, please amend your disclosure to state that the advantages listed herein are solely a matter of your opinion and that you are not aware of any factual or statistical bases that could substantiate them.

RESPONSE: Please be advised that we revised our disclosure on page 33 as the following:

Competition

We compete with some of the largest cosmetology hospitals such as Huamei Zixin Medical Cosmetology Hospital, Chengdu Dahua Medical Plastic Hospital in southwest China. We compete for plastic surgery and other services primarily on the basis of location, price, technique level, the range and the quality of services and our brand name.

Compared to our competitors, we have the following competitive advantages:

Personnel advantage: in order to ensure access to qualified doctors and personnel, we cooperate with medical schools in Sichuan, Jiangxi and Shanxi to provide internship opportunities for future professionals and build a talent pipeline for senior doctors and general practitioners. As the service industry, the experienced personnel could deliver high quality service to our customers. The cooperation with medical schools to provide internship could help us identify the most qualified personnel to supplement our team and we also have lots of training to enhance their skills.

Management advantage: Our senior management is comprised of marketing experts in medical industry and qualified experts and talents in cosmetic surgery industry. With our experience management team, we set up efficient management system to guarantee our target customers could find us, and the quality of the surgery could satisfy our customers’ needs. We have the marketing management team to launch promotion activities and the quality management system to follow up our customers before and after the surgery to make sure they are satisfied with our service.

Equipment advantage: Our main medical equipments were imported from the world-class manufacturers such as U.S.-based Candela, Cynosure, and Cutera, and Germany-based Fotona. Our equipments are of higher quality and stability to ensure surgery’s safety.

We also compete for such business as esthetic dentistry, gynecology/male plastic surgery with private dental clinics and cosmetology departments in regular public hospitals. Our esthetic dentistry department has technologic advantage over typically small private dental clinics in China as we are focusing on teeth whitening and Orthodontic brace and equipped with advanced equipment. With regard to the cosmetology departments in regular public hospitals, we believe our quality of services differentiates us from regular public hospitals because these public hospitals are state-owned non-profit organization in China and usually have less motivation to provide high quality medical service for the patients.

We believe the above advantages distinguish us from other competitors. This is solely our opinion and there is no third-party report or statistics to support or substantiate it.

Management’s Discussions and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 33

6.

Refer to your revised disclosure in response to our prior comments 27 and 28. Please further explain the increase in sales by stating the reason for the change in revenue and cost of revenues for each cosmetology category.

RESPONSE: Please be advised that we have revised the disclosure on page 40 as the following:

Revenue generated from Cosmetic Surgery Services increased 28.1% to $6.2 million in 2010, mainly due to enhanced marketing activities and increase in number of cosmetic surgery customers. Revenue generate from Professional Medical Beauty Services increased 64.7% to $4.9 million in 2010 as we increased investment in advertising for the service during 2010. Revenue generated from Cosmetic Dentistry Services decreased 26.3% to $0.4 million in 2010. The decrease was primarily due to our strategy in 2010 focusing on cosmetic surgery services and professional medical beauty services. Revenue generated from Sales of Goods increased 45.0% to $0.6 million due to increased efforts of our staff to sell cosmetic products when servicing customers.

Liquidity and Capital Resources

7.

Please refer to your revised disclosure and response to our prior comment 30. Your statement that “there is no such restriction on our ability to obtain cash from our operations in China and to pay interest and principle on debt or dividends on our equity at the parent level” is inconsistent with:

  Your disclosure on page 15 which states “If any PRC stockholder fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries.”

  Your disclosure on page 17 which states “Our operating subsidiaries, from time to time, may be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.”

As such, please revise your discussion to disclose within Management’s Discussion and Analysis, the nature of all restrictions on your Chinese subsidiary’s net assets, the amount of those net assets, and the potential impact on your liquidity.

RESPONSE: Please be advised that we have revised the disclosure on page 43 as the following:

At present, the Company does not have any problems with its ability to obtain cash from operations in China and to pay interest and principal on debt or dividends on our equity at the parent level, but there are certain risks relating to regulations of our business and to our structure that may impact our ability in the future. For details of these risks, please see “Recent regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law” on page 16 and “We do not intend to pay cash dividends in the foreseeable future” on page 19.

Financing Activities

8.

We note your response to our prior comment 33. As the maturity date of each of the two loans you describe has passed, please amend your disclosure to indicate whether or not the loans have either been satisfied or renewed. If they have not been satisfied or renewed, please state in your disclosure whether or not you are presently in default, the reason you were unable to satisfy the loans and when you anticipate doing so.

RESPONSE: Please be advised that we have revised the disclosure on page 45 as the following:

As of December 31, 2010, the Company and its subsidiaries have the following credit facilities:

All amounts, other than percentages, are in U.S. dollars
No	Type	Contracting Party	Valid Date	Duration	Amount
1	Loan	Bank of Chengdu	February 10, 2010	1 year	$0.46 million
2	Loan	Bank of Chengdu	February 23, 2010	1 year	$0.46 million

We have approximately $0.9 million in total loans: $0.46 million  matured on or before February 9, 2011 and $0.46 million matured on or before February 22, 2011. On these maturity dates, we have repaid the loans with our working capital.

Interest expense paid for the above short term loans totaled $48,852 and $3,224 for 2010 and 2009, respectively. There is no default in payment in respect of all of our obligations under the terms of the outstanding loan facilities and we have not breached any covenant thereof.

Operating Activities, page 35

9.

Please refer to your revised disclosure in response to our prior comment 29. Please also provide disclosures about the source and the reason for all material changes other financial statement line items, including income tax payable, and other payables and accrued liabilities.

RESPONSE: Please be advised that we have revised the disclosure on page 44 as the following:

Inventories. Our inventories increased by approximately $0.19 million or 55.17% to approximately $0.52 million in 2010 from approximately $0.34 million in 2009. The increase in our inventory was mainly attributed to our increase in revenue and customers.

Other current assets and prepaid expenses. Our other current assets and prepaid expense increased by 19% from $527 thousand in 2009 to $627 thousand in 2010. The increase was mainly due to the increase in rental deposits and prepayments, which we prepaid for leasing premises for our new clinics in Leshan, Yibin and Zigong.

Income tax payable: Our income tax payable increased by 1,198% from $54,428 to $706,450. The increase was mainly due to the difference in income tax assessment method. In 2009, the tax bureau approved Sichuan Shesays to assess its income tax based on the 10% of its revenue generated. In 2010, Sichuan Shesays need to assess its income tax based on 25% applicable tax rate on its assessable net income.

Other Payables and accrued Liabilities: Other payables and accrued liabilities increased from $0.7 million in 2009 to $1.8 million in 2010, which was 168.2% increase in percentage. The increase was mainly due to $0.5 million increase in other payables, which were the equipment and renovation costs owed to suppliers due to our opening of 3 clinics as well as the beginning of the renovation of flagship hospital, and $0.5 million increase in accrued liabilities, which consists of the accrued advertising expense and accrued rental expense of flagship hospital as well as accrued professional expense related to listing.

Other payables and accrued liabilities at December 31, 2010 and 2009 consisted of the following:

	2010	2009
	(Restated)
	(consolidated)	(combined)

Other payables	$599,724	$62,615
Deposits from customers	231,390	215,618
Deposits from membership reward program	277,010	221,059
Accrued liability for membership reward program	18,586	56,497
Accrued liabilities	631,265	100,124
	$1,757,975	$655,913

Critical Accounting Policies, page 36

10.

Please revise your Critical Accounting Policies to identify variable interest entity accounting as a significant accounting estimate. Be sure your disclosure provides an understanding as to how the contractual arrangement allows for consolidation despite apparent control prohibitions.

RESPONSE: Please be advised that we have revised the disclosure on page 48 and 49 as the following:

Variable Interest Entities:

The Company accounts for Variable Interest Entities (“VIE”) in accordance with ASC 810. As a result of the adoption of ASU 2009-17, consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, effective January 1, 2010, ASC 810 requires the consolidation of VIEs in which a company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive the benefits from the VIEs that could potentially be significant to the VIEs. The Company has applied the requirements of ASC 810 on a prospective basis from the date of adoption.

The Company assesses all newly created entities and those with which the Company becomes involved to determine whether such entities are VIEs and, if so, whether or not the Company is their primary beneficiary.

On April 27, 2010, the Company through its PRC subsidiary, Chengdu Boan entered into a series of contractual arrangements consisting of four agreements with Sichuan Shesays and the stockholders of Sichuan Shesays. Those four agreements and their consequences are described below.

(i)

an exclusive service agreement, pursuant to which Sichuan Shesays and its subsidiaries irrevocably entrust to Chengdu Boan the right of management and operation of Sichuan Shesays and its subsidiaries and the responsibilities and authorities of their stockholders and directors of Sichuan Shesays and its subsidiaries. In return, Sichuan Shesays and its subsidiaries agreed to pay 100% of its residual return, if any, from time to time, as management fee to Chengdu Boan.

(ii)

a voting rights proxy agreement, pursuant to which the stockholders of Sichuan Shesays and its subsidiaries have granted the personnel designated by Chengdu Boan the right to appoint directors and senior management of Sichuan Shesays and its subsidiaries and to exercise all of their other voting rights as stockholders of Sichuan Shesays and its subsidiaries, as the case may be, as provided under the articles of association of each such entity;

(iii)	a call option agreement, pursuant to which:

(a)

neither Sichuan Shesays nor any of its subsidiaries may enter into any transaction that could materially affect its assets, liabilities, equity or operations without the prior written consent of Chengdu Boan;

(b)	neither Sichuan Shesays nor any of its subsidiaries will distribute any dividends without the prior written consent of Chengdu Boan; and

(c)

Chengdu Boan or its designee has an exclusive option to purchase all or part of the equity interests in Sichuan Shesays, all or part of the equity interests in subsidiaries owned by Sichuan Shesays or its nominee holders, or all or part of the assets of Sichuan Shesays, in each case when and to the extent permitted by PRC law. In case of Chengdu Boan exercising the call option in its sole discretion upon the occurrence of the situation in which such call option exercise become feasible under the relevant laws in PRC, any additional consideration paid other than $1 which may be required under the laws of PRC to effect such purchase to comply with such legal formalities shall be either cancelled or returned to Sichuan Shesays immediately with no additional compensation to the owners; and

(iv)

an equity pledge agreement pursuant to which each of stockholders of Sichuan Shesays has pledged his or her equity interest in Sichuan Shesays and its subsidiaries, as the case may be, to Chengdu Boan to secure their obligations under the relevant contractual control agreements, including but not limited to, the obligations of Sichuan Shesays and its subsidiaries under the exclusive services agreement, the call option agreement, the voting rights proxy agreement described above, and each of them has agreed not to transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in Sichuan Shesays or its subsidiaries without the prior written consent of Chengdu Boan.

In the PRC restructuring transaction described above, the Company gained indirect control of Sichuan Shesays and its subsidiaries and Sichuan Shesays and its subsidiaries are considered VIEs of the Company.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Sichuan Shesays and its subsidiaries which are identified as VIEs of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment on the involvement with Sichuan Shesays and its subsidiaries reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Sichuan Shesays and its subsidiaries. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Sichuan Shesays and its subsidiaries and the results of Sichuan Shesays and its subsidiaries are consolidated in the Company’s consolidated financial statements for financial reporting purposes. As of December 31, 2010, Sichuan Shesays and its subsidiaries had total assets of $7,621,593 (restated) and total liabilities of $4,059,585 (restated). As of December 31, 2009, Sichuan Shesays had total assets of $3,863,832 and total liabilities of $1,313,712.

As of December 31, 2010, the Company agreed to waive the management fee to be payable by Sichuan Shesays and its subsidiaries for a period of 3 years from April 27, 2010 to April 26, 2013 due to lack of liquidity as Sichuan Shesays is launching a new comprehensive hospital in Chengdu City, Sichuan Province.

Revenue Recognition

Service Fees, page 37

11.

Please refer to our response to your prior comment 32. Please tell us how your policy of recognizing refund of service fees at the time when the amount of refund is agreed between the Company and the customer applies with generally accepted accounting principles. Further, please clarify the basis used to measure service usage.

RESPONSE: Please be advised that we have revised the disclosure on page 46 as the following:

Revenue from rendering of services is recognized when the services are rendered. Fees received in advance for prepaid service packages are recorded as deferred revenue under current liabilities and are recognized on a systematic basis in accordance with service usage. As the Company is primarily engaged in providing professional medical beauty and cosmetic services, the Company is subject to claims from customers, usually in form of demand for refund of service fee paid. The Company’s policy allows for refund only upon the Company’s authorization for reasonable demand. Based on the past experience on refunds incurred, the Company considers that amount is not material to the Company’s operation. Pursuant to ASC 954-605-25, the Company recognized refunds and discounts on an accrual basis and deducted from gross service revenue to determine net service revenue. During the years ended December 31, 2010 and 2009, the amount of refund of service fee was $31,393 and $24,130 respectively.

The service usage is measured by the percentage of service rendered based on the content of package. For example, if the service package composed of 3 injections of Botox, the usage of service will be 1/3 when each injection is applied and the payment rate is determined prospectively.

Notes to the Financial Statements

1. Summary of Significant Accounting Policies and Organization

(A) Organization, page 6

12.

Please refer to your response to the second bullet of our prior comment 38. It is still unclear how the entities were under common control prior to the consummation of the Restructuring Agreements on April 27, 2010. Please clarify this and cite the accounting guidance used in your determination. Further, you state “both the five directors who owned 90% of Perfect Support and the 100% stockholder of Chengdu BOAN owned 100% of the registered capital of Sichuan Shesays.” It is our understanding that Chengdu was a wholly owned subsidiary of Perfect Support. Please clarify this fact for us and in your disclosure to clarify this fact.

RESPONSE: The entities were not under common control before April 27, 2010. However, pursuant to ASC 805-40-45-1, “Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent but described in the notes as a continuation of the financial statements of the legal subsidiary, with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent. Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent’s. The comparative figures were also adjusted by assuming the reorganization (reverse acquisition) as if the reorganization occurred at the beginning of the first period presented. Please be advised that we have revised the disclosure on page F-6 and F-7 as the following:

On April 27, 2010, Chengdu Boan entered into a series of contractual agreements (collectively known as the Restructuring Agreements and see note 2) with Sichuan Shesays and the stockholders of Sichuan Shesays in which Chengdu Boan assumed the management of the business activities of Sichuan Shesays and its subsidiaries, if any, from time to time, Sichuan Shesays and its subsidiaries agreed to pay 100% of its residual return to Chengdu Boan. Through this arrangement, Sichuan Shesays and its subsidiaries, if any, became contractually controlled subsidiaries of Chengdu Boan. Based on these contractual arrangements, the Company considers Sichuan Shesays and its subsidiaries to be Variable Interest Entities (“VIEs”) under ASC 810 "Consolidation of Variable Interest Entities, an Interpretation of ARB No.51”and Perfect Support through Chengdu Boan is the primary beneficiary of Sichuan Shesays and its subsidiaries (See note 2). Accordingly, Sichuan Shesays and its subsidiaries should be consolidated under ASC 810. Immediately prior to the transaction completed on April 27, 2010, the five individuals who owned 90% of Perfect Support, the 100% stockholder of Chengdu Boan, also owned 100% of the registered capital of Sichuan Shesays. As Perfect Support, Chengdu Boan, Sichuan Shesays and its subsidiaries were under common control, the contractual arrangements have been accounted for as a reorganization of entities under common control and Chengdu Boan consolidates Sichuan Shesays and its subsidiaries in accordance with FASB ASC 805-40-45 and Regulation S-X 3A-02 as if the reorganization occurred at the beginning of the first period presented.

On June 6, 2010, SN Strategies Corp., the Parent, China Shesays Medical Cosmetology Inc., the Merger Sub, a Nevada corporation, wholly owned by the Parent and incorporated on May 20, 2010, Perfect Support, known as the Acquired Sub, and the stockholders of the Acquired Sub, entered into an Agreement and Plan of Merger pursuant to which the Merger Sub agreed to acquire 100% of the common stock of the Acquired Sub. In connection with the merger, the Merger Sub issued to the stockholders of the Acquired Sub 10 shares of its common stock of $0.001 each amounting to $0.01 for 50,000 shares of the Acquired Sub’s common stock of $1 each amounting to $50,000 which represents 100% of the outstanding shares of the Acquired Sub’s common stock. The 10 shares of common stock of the Merger Sub were subsequently converted to 13,500,012 shares of common stock of the Parent Company.

Concurrent with the merger, the Merger Sub merged with and into the Parent at the effective time of the merger. The Merger Sub no longer exists, and the Parent’s name was subsequently changed to the Merger Sub’s name.

For financial reporting purposes, the merger has been accounted for as a recapitalization of the Parent whereby the historical financial statements and operations of the Acquired Sub become the historical financial statements of the Company, with no adjustments to the carrying values of the assets and liabilities. Share and per share amounts reflect the effects of the recapitalization for all periods presented. In addition, the presentation for all periods includes equity transactions of the Acquired Sub as adjusted for the effects of the recapitalization.

(I) Revenue Recognition

Cash Coupons. page 9

13.

Please refer to your response to our prior comment 40. Your policy does not appear to comply with ASC 605-50-25-5, which indicates a vendor shall not recognize a liability for sales incentives that will result in a loss on the sale of a product or service prior to the date at which the related revenue is recognized. Please tell us how your policy of recording a liability when redemption of such coupons will result in the service being sold at a loss is appropriate under generally accepted accounting principles. Lastly, please revise your disclosure to clarify whether coupons were issued in 2009.

RESPONSE: Please be advised that an error has been made in the policy on cash coupons in the Form S-1 filed on February 10, 2011 which should be “When the coupons are distributed, there is no liability recorded where redemption of the coupons will result in services being sold at a loss.” We have also revised our disclosure on page F-10 as the following:

Third parties and the Company’s customers may be awarded cash coupons. The coupons are distributed on a random and discretionary basis to induce future services and treatments and are redeemable within a short time period. The cash coupons cannot be renewed or extended. No liability is recorded when the coupons are distributed, except where redemption of the coupons will result in the services being sold at a loss. The Company recognizes a reduction in revenue as a promotional allowance for these cash coupons at the later date at which the related revenue is recognized or the date at which the coupons are distributed in accordance with ASC 605-50-25-3. No cash coupons were issued during 2010.

(P) Segments, page 11

14.

Please refer to your revised disclosure in response to our prior comment 41. On page 32, you distinguish your revenues by cosmetology category. Please provide similar disclosure in your financial statements, as required under ASC 280-10-50-40.

RESPONSE: Please be advised that we have revised the disclosure on page F-12 as the following:

ASC 280, Segment provides annual and interim reporting standards for an enterprise’s business segments and related disclosures about its products, services, geographical areas and major customers.

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. We are organized as, and operate in, one reportable segment, providing professional medical beauty and cosmetic services. Our chief operating decision-maker reviews consolidated financial information, given the economic characteristics of the similar nature of the services provided and products sold, the type of customer and the method of distribution.

The products and services categories of the Company are as follows:

For the Year Ended		Professional
December 31,		medical	Cosmetic
2010 (Restated)	Cosmetic surgery	beauty	dentistry
Consolidated	services	services	services	Sales of goods	Total
Reportable segment revenue	$6,195,516	$4,940,433	$427,427	$609,855	$12,173,231
Revenue from external customers	6,195,516	4,940,433	427,427	609,855	12,173,231
Segment profit	$4,432,783	$4,092,606	$262,499	$381,777	$9,169,665

For the Year Ended December 31, 2009		Professional
	Cosmetic	medical	Cosmetic
	surgery	beauty	dentistry
Combined	services	services	services	Sales of goods	Total
Reportable segment revenue	$4,835,389	$2,998,806	$579,822	$420,656	$8,834,673
Revenue from external customers	4,835,389	2,998,806	579,822	420,656	8,834,673
Segment profit	$3,298,610	$2,481,378	$411,275	$257,951	$6,449,214

The following table reconciles reportable segment profit to the Company’s consolidated income before income tax provision for the years ended December 31, 2010 and 2009:

	2010	2009
	(Restated)
	Consolidated	Combined
Segment profit	$9,169,665	$6,449,214
Unallocated amounts:
Cost of goods sold – depreciation	(349,328)	(206,831)
Operating expenses	(7,789,710)	(4,235,182)
Other expenses	(80,930)	(14,643)
Income before taxes	$949,697	$1,992,558

3. Private Placement

Securities Purchase Agreement, page 13

15.	We have reviewed your response to our prior comment 44 and have the following comments:

  We note that as of December 31, 2010, you believe that you will not issue any shares of common stock at a price less than $2.00 per share, As previously requested, please tell us and disclose how you accounted for this feature. Cite the accounting literature relied on in your response.

  You state that you believe that it is not probable that the Company’s after-tax net income for the fiscal year ending December 31, 2011 will be less than the Company’s after-tax net income for the fiscal year ended December 31, 2010”. Please tell us the basis for this belief.

RESPONSE: We have considered if our guarantees discussed above are required to be accounted for according to FASB ASC 460. Pursuant to FASB ASC 460-10-15-7-i, the guarantees discussed above were excluded from the FASB ASC 460. In addition, accounting policy of loss contingencies and the required disclosures pursuant to FASB ASC 460-10-50 was disclosed in our amendments to note 13 (d) to the financial statements. Please be advised that we have revised the disclosure on page F-20 as the following:

Loss contingencies

The Company has not recorded an accrued loss contingency under ASC 450 in connection with the contingent liability related to the warranties made to investors in the private placement. Accounting for loss contingencies pursuant to ASC 450 involves the existence of a condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future event(s) occur or fail to occur. Additionally, accounting for a loss contingency requires management to assess each event as probable, reasonably possible or remote. Probable is defined as the future event or events are likely to occur. Reasonably possible is defined as the chance of the future event or events occurring is more than remote but less than probable, while remote is defined as the chance of the future event or events occurring is slight. An estimated loss in connection with a loss contingency shall be recorded by a charge to current operations if both of the following conditions are met: first, the amount can be reasonably estimated; and second, the information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements.

The Company has assessed the contingent liability related to the warranties made to investors in our private placement in accordance with ASC 450 – (1) for a period of three years, if the Company issues any shares of Common Stock for less than $2.00 per share or for no consideration (the “Additional Shares”), then the per share price under the Securities Purchase Agreement shall be reduced to the lowest price per share at which such Additional Shares are issued, granted or sold (“Guarantee A”); and (2) if the after-tax net income for the fiscal year ending December 31, 2011 is less than the after-tax net income for the fiscal year ending December 31, 2010, or if any Chinese government agency challenges or otherwise takes any action that adversely affects the listing of securities and the Company is unable to address such adverse effect to the reasonable satisfaction of the investors, then the Company must pay to each investor, as liquidated damages, an amount equal to that investor’s purchase price plus compound interest at a rate of 8% (“Guarantee B”).

The Company has determined that the occurrence of the contingency of Guarantee A is remote. The Company expects the operating cash flows are adequate to finance the daily operations and the Company is not required to issue new shares at a price below $2.00. However, the Company may issue new shares at a price below $2.00, when the Company is facing financial distress. Since the Company is unable to estimate the chance of violating Guarantee A, the Company did not disclose the estimated loss. The Company did not violate Guarantee A as of the date of this report. The maximum potential amount of future estimated loss pertinent to Guarantee A is $1,200,000.

The Company has determined that the occurrence of the contingency of Guarantee B is reasonably possible, since the Company’s performance is subjected to impact of economic factors and many other risk factors. In accordance with ASC 450, the Company is required to record a charge to current operations. However, since the Company is unable to estimate the chance of having the after-tax net income for the fiscal year ending December 31, 2011 is less than the after-tax net income for the fiscal year ending December 31, 2010 or those challenges stated above, the Company did not disclose the estimated loss. The Company did not violate Guarantee B as of the date of this report. Guarantee B did not provide the limitation to the maximum potential future payments and it stated that the Company is required to pay investors for violation of Guarantee B, liquidated damages, an amount equal to that investor’s purchase price ($1,200,000) plus compound interest at a rate of 8%.

The Company also considered if the guarantees were accounted for according to ASC 460. Pursuant to ASC 460-10-15-7-i, the guarantees discussed above were excluded from the ASC 460.

5. Other Current Assets and Prepaid Expenses, page 14

16.

You state that included in other receivables are advances to the subsidiary which is still in the process of incorporation for pre-operating expenses amounting to $971,681 and $0 respectively. Please tell us why these costs qualify as an asset and your relationship to this subsidiary.

RESPONSE: Please be advised that we have restated our financial statements for the fiscal year ended on December 31, 2010. The effects of restatements had been discussed in detail in our Note 3 to the restated financial statements as the following:

On July 15 2011, China Shesays (the “Company”) determined that the Company’s financial statements as of December 31, 2010 and for the year then ended should no longer be relied upon and should be restated as a result of certain errors contained therein regarding: (i) pre-operating expenses wrongly recorded as other current assets; (ii) under-provisions of rental expenses for clinics not yet commenced business; (iii) income tax expense for the above items; (iv) foreign currency translation gain or loss for the above items; and (v) an over statement of payments to acquire property and equipment in cash flows from investing activities and increases in other payables and accrued liabilities included in cash flows from operating activities in the statement of cash flows.

As a result, the accompanying consolidated financial statements as of December 31, 2010 and for the year then ended have been restated from the amounts previously reported. The information in the data table below represents only those income statement, balance sheet, cash flow and comprehensive income statement line items affected by the restatements.

The following tables present the consolidated balance sheet, statement of operations and statement of cash flows accounts and financial statement line items as reported herein that were impacted by the restatements:

	As of and for the year ended December 31, 2010
	As
	previously		As
	stated	Adjustments	restated

Consolidated balance sheet accounts impacted by restatements:
Other current assets and prepaid expenses	$1,446,837	$(819,960)	$626,877
Total current assets	3,050,192	(819,960)	2,230,232
Deferred tax assets	184,857	204,990	389,847
Total assets	9,243,247	(614,970)	8,628,277
Other payables and accrued liabilities	1,554,162	203,813	1,757,975
Total current liabilities	3,934,258	203,813	4,138,071
Retained earnings - unappropriated	2,438,376	(798,326)	1,640,050
Accumulated other comprehensive income	130,349	(20,457)	109,892
Total China Shesays stockholders' equity	5,177,376	(818,783)	4,358,593
Total equity	5,308,989	(818,783)	4,490,206
Total liabilities and stockholders' equity	9,243,247	(614,970)	8,628,277

Statement of operations accounts impacted by restatements:
Selling, general and administrative expenses	$2,862,664	$998,194	$3,860,858
Total operating expenses	6,791,516	998,194	7,789,710
Income from operations	2,028,821	(998,194)	1,030,627
Income from operations before taxes	1,947,891	(998,194)	949,697
Income tax expenses	(624,605)	199,868	(424,737)
Net income	1,323,286	(798,326)	524,960
Net income attributable to China Shesays common stockholders	1,342,893	(798,326)	544,567
Total foreign currency translation gain	129,429	(20,457)	108,972
Foreign currency translation gains attributable to China Shesays common stockholders	129,931	(20,457)	109,474
Comprehensive income attributable to China Shesays common stockholders	1,472,824	(818,783)	654,041
Net income per share - basic and diluted	0.08	(0.05)	0.03

Statement of cash flows accounts impacted by restatements:
Net income	$1,342,893	$(817,933)	$524,960
Deferred income taxes	(180,240)	(204,485)	(384,725)
Minority interest	(19,607)	19,607	-
Increase in other current assets and prepaid expenses	(1,026,158)	799,473	(226,685)
Increase in other payables and accrued liabilities	853,873	(155,534)	698,339
Net cash provided by operating activities	2,342,093	(358,872)	1,983,221
Purchase of property and equipment	(4,770,795)	354,255	(4,416,540)
Net cash used in investing activities	(4,823,616)	354,255	(4,469,361)
Effect of exchange rates on cash	9,516	4,617	14,133

Analysis of pre-operating expenses for the first nine months of 2010

On August 3, 2011, as a result of the identifying certain errors with our financial statements for the year ended December 31, 2010, and the three months period ended March 31, 2011, we restated Annual and 2011 First Quarter Financial Statements by disclosing the effect of these accounting issues in an amendment to the Form 10-K and Form 10-Q filed for the fiscal year ended December 31, 2010 and the three months period ended March 31, 2011.

The Securities and Exchange Commission (the “SEC”) raised further questions regarding our financial results before the fourth quarter of 2010. After we carefully examined our financials for these two periods, we believe the pre-operating expenses wrongly recorded in the nine months period ended September 30, 2010 were not material.

	Pre-operating expenses
	wrongly recorded in		Impact on net income
	other current assets		in the first nine
	and prepaid expenses	Launch Date	months of 2010
Leshan	$55,604	July 8, 2010	0%
Yibin	$22,546	August 18, 2010	0%
Zigong	$9,225	October 28, 2010	0.4%
New Flagship Hospital	$98,202	Not launched yet	3.9%

For first nine months of 2010, we had approximately $98,202 in pre-operating expenses for our new flagship hospital wrongly recorded as other current assets. The amount was all recorded in the third quarter of 2010 as we started investing in our new flagship hospital in July 2010.

We also had $55,604, $22,546, and $9,225 in wrongly recorded pre-operating expenses for three clinics in Leshan, Yibin and Zigong, respectively during the first nine months of 2010.

We launched Leshan and Yibin clinics on July 8, 2010 and August 18, 2010, respectively, which were both before the beginning of fourth quarter of 2010. The wrongly recorded pre-operating expenses of Leshan and Yibin clinics all went into income statement and before October 1, 2010 and had no impact on net income of the first nine months of 2010.

Zigong clinic was launched on October 28, 2010 and our new flagship hospital has not yet launched as of today. Zigong clinic and our new flagship hospital had $9,225 and $98,202 in pre-operating expenses wrongly recorded in other current assets and prepaid expenses during the 9 months period of 2010. The total amount was $107,427. After deduction of $26,857 income tax effect (with 25% income tax rate), the impact on the first nine months of 2010 net income ($1,871,233) was $80,570 or 4.3% .

Based on the SEC Staff Accounting Bulletin No. 99 about Materiality that an item that falls under a 5% threshold is not material in the absence of particularly egregious circumstances, such as self-dealing or misappropriation by senior management, we believe the effect of the wrongly recorded pre-operating expenses for the first nine months of 2010 was not material.

7. Other Payables and Accrued Liabilities, page 14

17.

You state that included in other payables are equipment and renovation cost totaling $363,333 and $5,850 owed to suppliers as of December 31, 2010 and 2009 respectively. Please tell us how these items are reflected in the statement of cash flows.

RESPONSE: Please be advised that these items are reflected in the statement of cash flows in the Cash Flow from Operations. The cash flow from operations were computed by adjusting the net income by dozens of non-cash flow accounts, including the increase (decrease) in other payables and accrued liabilities.

We have restated our statement of cash flows by decreasing purchase of property and equipment included in investing activities of $354,255 (RMB denominated equipment and renovation cost payable translated at average rate) and deducting increase of other payables and accrued liabilities of $354,255. The effects of restatements had been discussed in our Note 3 to the restated financial statements.

Exhibits, page II-2

18.

We have reviewed your disclosure on page 28 and your legal opinion filed as Exhibit 5.2, Please file the consent of your PRC counsel to the inclusion of such opinion in your registration statement. Please see Securities Act Rule 436 and related CD&I Question 233.02.

RESPONSE: Please be advised that the consent of our PRC counsel to the inclusion of such opinion in the registration statement has been filed as Exhibit 23.3.

The Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff have any questions regarding the Amendment No.1 to the Current Report or any of our responses to the Comment Letter, please do not hesitate to contact Jie Xiu at (212) 704-6018 or Zhihui Guo at (212) 704-6256 of Troutman Sanders LLP, our outside legal counsel. Their fax number is (212) 704-5904.

Sincerely,

China SHESAYS Medical Cosmetology Inc.

By: /s/ Yixiang Zhang
       Yixiang Zhang
       Chief Executive Officer